

October 22, 2014

<u>**Via E-Mail**</u>

Brian A. Johnson, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
7 World Trade Center
250 Greenwich Street
New York, NY 10007

     Re: **Durata Therapeutics, Inc.**
             Schedule 14D-9 filed October 17, 2014
             SEC File No. 005-86923

Dear Mr. Johnson:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule 14D-9**</u>

<u>Severance Arrangements; Compensatory Arrangements Relating to the Merger, page 8</u>

1.   With a view toward revised disclosure, tell us whether the adoption of the new compensation arrangements on October 5, 2014 for Mr. Edick, Mr. Fishman and Mr. Dunne were discussed with Actavis, were subject to Actavis's approval (either at the time of approval or in connection with the enforcement of Article VI of the merger agreement), or will be funded by Actavis as the company's sole security holder following the merger.

Background of the Offer, page 13

2.   Disclose the forecasts you provided Actavis on September 24, 2014 to the extent not already disclosed in pages 30-33.

3.   Revise your disclosure to describe the events leading to WilmerHale drafting a tender and support agreement and delivering it to Deveboise. Disclose, for example, communications and negotiations with the members of the company's management and board and other security holders to obtain their agreement to eventually execute the tender and support agreements. We may have further comment.

Opinion of the Company's Financial Advisor, page 23

4.   Disclose the projections referenced in clause (ii) on page 24 to the extent not already disclosed in pages 30-33.

Certain Projected Financial Information, page 30

5.   It appears that the forecasts included in your document are non-GAAP. Please revise to include the disclosures required by Rule 100 of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions